NWT URANIUM CORP.

(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007 AND 2006 AND
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the audited consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed)	(signed)

Marek Kreczmer	William D. Thomas
President and Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) as at December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive income (loss), cash flows, and shareholders’ equity and interest in exploration properties and deferred exploration expenditures for each of the years in the three-year period ended December 31, 2007 and the period cumulative from inception to December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 and the period cumulative from inception to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP
Chartered Accountants Licensed Public Accountants

Toronto, Canada
April 2, 2008

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31, 2007	December 31, 2006
Assets
Current
Cash	$905,473	$5,482,407
Short term investments (Note 2)	12,318,540	9,426,384
Due from Niger Uranium Limited (Notes 8 and 9)	576,133	—
Amounts receivable and prepaid expenses (Note 8)	481,520	118,174
	14,281,666	15,026,965
Property expenditures advances	61,119	133,092
Fixed assets (Note 3)	676,627	143,219
Equity investment in Niger Uranium Limited (Note 9)	15,982,500	—
Interest in exploration properties and deferred exploration expenditures (Note 4 and statement)	5,339,961	4,187,430
	$36,341,873	$19,490,706
Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities (Note 8)	$628,670	$383,366
Income taxes payable (Note 10)	3,312,134	—
	3,940,804	383,366
Future income tax liability (Note 10)	353,400	—
	4,294,204	383,366
Shareholders’ equity
Common shares (statement)	19,574,843	18,478,026
Warrants (Note 6 and statement)	3,138,900	3,949,982
Contributed surplus (statement)	2,944,657	2,035,447
Accumulated retained earnings (deficit)	6,389,269	(5,356,115)
	32,047,669	19,107,340
	$36,341,873	$19,490,706

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Notes 4 and 15)

APPROVED ON BEHALF OF THE BOARD:

Signed ‘‘Marek Kreczmer’’ , Director	Signed ‘‘Simon Lawrence’’ , Director

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Expenses
Stock based compensation expense (Note 7)	$359,082	$1,146,144	$493,468	$2,422,877
Management and administrative services	571,805	560,289	129,183	1,396,277
Investor relations and promotion	203,920	366,021	302,828	1,239,969
Professional fees	467,627	178,797	58,730	788,761
Office and administration	122,493	97,447	67,072	365,808
Travel expenses	128,121	117,361	38,811	284,293
Shareholders information	146,493	53,947	46,248	246,688
Regulatory fees	32,098	49,740	83,351	230,329
Amortization	120,885	3,826	1,815	127,157
Government fees and taxes	8,871	19,503	—	28,374
Foreign exchange loss (gain)	48,390	(11,483)	1,575	38,482
	2,209,785	2,581,592	1,223,081	7,169,015
(Loss) for the period before the following:	(2,209,785)	(2,581,592)	(1,223,081)	(7,169,015)
Gain on disposition of Irhazer and In Gall Projects, Niger (Note 9)	19,260,008	—	—	19,260,008
Exploration properties and deferred exploration expenditures written-off	(1,639,305)	(208,748)	(602,193)	(2,450,246)
Income (loss) for the period before provision for (recovery of) corporate taxes:	15,410,918	(2,790,340)	(1,825,274)	9,640,747
Provision for (recovery of) corporate taxes (Note 10)
Current income taxes	3,312,134	—	—	3,312,134
Future income taxes	353,400	(368,856)	(45,200)	(60,656)
	3,665,534	(368,856)	(45,200)	3,251,478
Net income (loss) for the period being comprehensive income (loss) for the period	$11,745,384	$(2,421,484)	$(1,780,074)	$6,389,269
Income (loss) per share – basic and diluted	$0.11	$(0.03)	(0.02)
Weighted average number of common shares – basic	105,337,248	95,891,751	79,916,314
Weighted average number of common shares – diluted	106,118,568	95,891,751	79,916,314

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss) for the period	$11,745,384	$(2,421,484)	$(1,780,074)	$6,389,269
Stock based compensation expense (Note 7)	359,082	1,146,144	493,468	2,422,877
Future income taxes (Note 10)	353,400	(368,856)	(45,200)	(60,656)
Gain on disposition of Irhazer and In Gall Projects, Niger (Note 9)	(19,260,008)	—	—	(19,260,008)
Amortization	120,885	3,826	1,815	127,157
Exploration properties and deferred exploration expenditures written-off	1,639,305	208,748	602,193	2,450,246
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(363,346)	(25,405)	(14,784)	(481,520)
Accounts payable and accrued liabilities	193,614	101,936	(109,415)	403,657
Income taxes payable	3,312,134	—	—	3,312,134
	(1,899,550)	(1,355,091)	(851,997)	(4,696,844)
FINANCING ACTIVITIES
Issue of common shares and warrants, net of issue costs	—	17,007,958	1,878,801	20,541,385
Exercise of warrants	286,363	732,976	220,875	1,240,214
Exercise of options	320,000	273,200	57,500	935,361
	606,363	18,014,134	2,157,176	22,716,960
INVESTING ACTIVITIES
Due from Niger Uranium Limited (Notes 8 and 9)	(576,133)	—	—	(576,133)
Fixed asset purchases	(881,955)	(157,092)	(4,946)	(1,031,446)
Interest in exploration properties and deferred exploration	(3,787,827)	(3,451,068)	(702,384)	(8,219,232)
Purchase of short-term investment, net	(2,837,832)	(9,250,000)	—	(12,087,832)
Cash proceeds from disposition of Irhazer and In Gall Projects, Niger (Note 9)	4,800,000	—	—	4,800,000
	(3,283,747)	(12,858,160)	(707,330)	(17,114,643)
Change in cash	(4,576,934)	3,800,883	597,849	905,473
Cash, beginning of period	5,482,407	1,681,524	1,083,675	—
Cash, end of period	$905,473	$5,482,407	$1,681,524	$905,473

SUPPLEMENTAL INFORMATION (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

From Commencement of Operations (September 26, 2003) to December 31, 2007

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Retained Earnings	Total
	#	$	$	$	$	$	$
Issue of shares for cash	4,000,000	101	—	—	—	—	101
Issue of special warrants for cash	—	—	195,409	—	—	—	195,409
Loss for the year	—	—	—	—	—	(33,097)	(33,097)
Balance, December 31, 2003	4,000,000	101	195,409	—	—	(33,097)	162,413
Public offering, net of issue costs	60,000,000	1,321,537	—	—	—	—	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)	—	—	—	—
Flow through private placement, net of issue costs	412,000	114,891	—	—	—	—	114,891
Stock based compensation	—	—	—	—	424,183	—	424,183
Private placement, net of issue costs	2,909,000	539,911	—	256,935	—	—	796,846
Loss for the year	—	—	—	—	—	(1,121,460)	(1,121,460)
Balance, December 31, 2004	75,321,000	2,171,849	—	256,935	424,183	(1,154,557)	1,698,410
Private placement, net of issue costs	3,950,090	1,636,155	—	222,749	—	—	1,858,904
Exercise of stock options	200,000	101,500	—	—	(44,000)	—	57,500
Flow through tax effect on date of renunciation	—	(45,200)	—	—	—	—	(45,200)
Stock based compensation	—	—	—	—	493,468	—	493,468
Exercise of warrants	455,000	283,475	—	(62,600)	—	—	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 4(b)(c))	300,000	182,000	—	—	—	—	182,000
Loss for the year	—	—	—	—	—	(1,780,074)	(1,780,074)
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity (Continued)
(Expressed in Canadian Dollars)

From Commencement of Operations (September 26, 2003) to December 31, 2007

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Retained Earnings	Total
	#	$	$	$	$	$	$
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883
Private placement, net of issue costs	21,144,027	12,555,474	—	3,982,884	—	—	16,538,358
Exercise of stock options	920,000	476,800	—	—	(203,600)	—	273,200
Flow through tax effect on date of renunciation	—	(295,085)	—	(73,771)	—	—	(368,856)
Stock based compensation	—	—	—	—	1,197,663	—	1,197,663
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 4(b)(c)(e)(f))	640,000	469,600	—	—	—	—	469,600
Exercise of warrants	1,559,636	941,458	—	(208,482)	—	—	732,976
Expired warrants	—	—	—	(167,733)	167,733	—	—
Loss for the year	—	—	—	—	—	(2,421,484)	(2,421,484)
Balance, December 31, 2006	104,489,753	18,478,026	—	3,949,982	2,035,447	(5,356,115)	19,107,340
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 4(b)(f)(g))	350,000	229,500	—	—	—	—	229,500
Exercise of options	782,500	320,000	—	—	—	—	320,000
Fair value of option exercise	—	217,500	—	—	(217,500)	—	—
Exercise of warrants	409,089	286,363	—	—	—	—	286,363
Fair value of warrant exercise	—	43,454	—	(43,454)	—	—	—
Expired warrants	—	—	—	(767,628)	767,628	—	—
Stock based compensation (Note 7)	—	—	—	—	359,082	—	359,082
Income for the period	—	—	—	—	—	11,745,384	11,745,384
Balance, December 31, 2007	106,031,342	19,574,843	—	3,138,900	2,944,657	6,389,269	32,047,669

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Bear Project, Canada (Note 4(a))
Opening balance	$—	$—	$560,767	$—
Transportation	—	—	11,290	222,287
Drilling	—	—	—	85,865
Acquisition costs	—	—	11,006	62,506
Camp costs	—	—	—	60,671
Project management fees	—	—	—	40,759
Labour	—	—	—	29,741
Geological, reports and maps	—	—	9,223	9,223
Consulting fees	—	—	10,019	23,613
General	—	—	2,325	63,004
Analysis and assays	—	—	1,458	12,466
Interest income	—	—	(3,895)	(7,942)
Activity during the year	—	—	41,426	602,193
Write-off of Bear Project	—	—	(602,193)	(602,193)
Closing balance	$—	$—	$—	$—
Picachos Project, Mexico (Note 4(b))
Opening balance	$1,260,664	$750,906	$154,764	$—
Geological, reports and maps	119	65,994	69,938	201,664
Geology	19,982	—	—	19,982
Labour	—	—	—	8,830
Earthwork and roads	81,101	6,017	—	87,118
Environment	6,896	—	—	6,896
Line and grid cutting	—	15,121	—	15,121
Geophysics	63,448	87,756	—	151,204
Geochemistry	4,524	—	—	4,524
Camp costs	2,401	21,202	—	29,543
Transportation	—	1,022	1,528	6,386
Management fees	—	—	—	8,965
Professional fees	—	3,604	—	12,139
Drilling	379,691	2,285	—	385,381
Option payments	15,570	403,904	114,000	533,474
Staking	4,070	—	15,926	19,996
General	27,976	689	11,173	57,186
Analysis and assaying	—	—	91,008	127,346
Exploration advance	—	—	297,739	297,739
Property payments	214,000	—	—	214,000
Interest income	(89,948)	(97,836)	(5,170)	(197,000)
Activity during the period	729,830	509,758	596,142	1,990,494
Closing balance	$1,990,494	$1,260,664	$750,906	$1,990,494

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Waterbury Project, Canada (Note 4(c))
Opening balance	$939,967	$169,747	$—	$—
Assays	—	5,464	—	5,464
Geological, reports and maps	810	4,597	76,697	82,104
Drilling	294,548	221,912	—	516,460
Geophysics	105,885	328,996	—	434,881
Labour	—	69,500	—	69,500
Professional fees	—	10,799	—	10,799
Management fees	—	73,478	—	73,478
Operating costs	—	118,846	—	118,846
Option payment	25,000	79,000	93,050	197,050
Administration	110,880	—	—	110,880
Termination payment	252,358	—	—	252,358
Government assistance	(3,378)	(44,536)	—	(47,914)
Interest income	(86,765)	(97,836)	—	(184,601)
Activity during the period	699,338	770,220	169,747	1,639,305
Write-off of Waterbury Project	(1,639,305)	—	—	(1,639,305)
Closing balance	$—	$939,967	$169,747	$—
Fire Fly Project, United States (Note 4(d))
Opening balance	$—	$114,697	$—	$—
Geological, reports and maps	—	16,226	18,466	34,692
Professional fees	—	—	8,173	8,173
Option payment	—	—	58,485	58,485
Exploration advance	—	—	7,500	7,500
Consulting	—	20,727	2,980	23,707
Claim staking	—	4,384	17,854	22,238
Field expenses	—	1,659	—	1,659
Geotechnician	—	8,588	—	8,588
General	—	8,017	85	8,102
Travel and accommodation	—	3,537	1,154	4,691
Rentals	—	4,586	—	4,586
Interest income	—	(19,175)	—	(19,175)
Activity during the period	—	48,549	114,697	163,246
Write-off of Fire Fly Project	—	(163,246)	—	(163,246)
Closing balance	$—	$—	$114,697	$—

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Irhazer and In Gall Projects, Niger (Notes 4(e) and 9)
Opening balance	$1,097,599	$40,351	$15,269	$—
Project administration costs	117,058	284,828	25,082	442,237
Acquisition costs	—	223,848	—	223,848
Camp costs	10,532	6,606	—	17,138
Drilling	22,294	—	—	22,294
Environmental	105,386	96,516	—	201,902
Geological	70,987	17,248	—	88,235
Geochemistry	6,760	—	—	6,760
Geophysical	200,967	98,982	—	299,949
Line and grid cutting	16,018	4,390	—	20,408
Surveys	—	422,666	—	422,666
Recovery of costs	(112,797)	—	—	(112,797)
Interest income	(204,307)	(97,836)	—	(302,143)
Disposal of Irhazer and In Gall Projects (Note 9)	(1,330,497)	—	—	(1,330,497)
Activity during the period	(1,097,599)	1,057,248	25,082	—
Closing balance	$—	$1,097,599	$40,351	$—
North Rae Uranium Project, Canada (Note 4(f))
Opening balance	$889,200	$—	$—	$—
Camp costs	32,170	—	—	32,170
Drilling	285,376	—	—	285,376
Environment	3,050	—	—	3,050
Geophysical	179,535	11,802	—	191,337
Geochemical	5,062	—	—	5,062
Geology	1,693,006	—	—	1,693,006
Exploration	—	716,190	—	716,190
Staking	4,080	81,950	—	86,030
Acquisition costs	83,270	97,084	—	180,354
Professional fees	1,658	56,806	—	58,464
Survey costs	63,435	—	—	63,435
Administration	14,170	4,023	—	18,193
Interest income	(254,849)	(78,655)	—	(333,504)
Activity during the period	2,109,963	889,200	—	2,999,163
Closing balance	$2,999,163	$889,200	$—	$2,999,163

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Daniel Lake Uranium Project, Canada (Note 4(g))
Opening balance	$—	$—	$—	$—
Staking	40,260	—	—	40,260
Professional fees	2,785	—	—	2,785
Acquisition costs	127,754	—	—	127,754
Survey costs	219,605	—	—	219,605
Geophysical	4,220	—	—	4,220
Geochemistry	760	—	—	760
Geology	8,018	—	—	8,018
Administration	1,188	—	—	1,188
Interest income	(54,286)	—	—	(54,286)
Activity during the period	350,304	—	—	350,304
Closing balance	$350,304	$—	$—	$350,304
TOTAL	$5,339,961	$4,187,430	$1,075,701	$5,339,961

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

1.    NATURE OF OPERATIONS

NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (the ‘‘Company’’ or ‘‘NWT’’) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants (‘‘CICA’’) Accounting Guideline 11 ‘‘Enterprises in the Development Stage’’, is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of December 31, 2007, the Company has interests in Canada, Niger and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain the financing necessary to complete development of the properties, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at December 31, 2007, the Company had cash of $905,473 (2006 – $5,482,407), short-term investments of $12,318,540 (2006 – $9,426,384) and working capital of $10,340,862 (2006 – $14,643,599). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year except as disclosed below. These policies conform, in all material respects, with United States generally accepted accounting principles (‘‘US GAAP’’), except as discussed in Note 13. Outlined below are those policies considered particularly significant.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northwest Mineral Mexico, S.A. de C.V. All material inter-company balances and transactions have been eliminated. All references to the Company should be treated as references to the Company and its subsidiary.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment

Entities which are not controlled and over which the Company has the ability to exercise significant influence are accounted for using the equity method. Under this method, the Company recognizes its share of the investee’s earnings or losses from operations and its investment therein is adjusted by a like amount based on the audited financial statements of the Company. The Company holds a 38.5% investment in Niger Uranium Limited (‘‘Niger Uranium’’) (See Note 9).

Niger Uranium was incorporated on May 21, 2007 and has a March 31, 2008 year-end. No audited financial statements for Niger Uranium have been made available to shareholders to date. The Company will recognize its share of Niger Uranium’s earnings or losses once the audited financial statements for the March 31, 2008 become available. Niger Uranium trades on the London AIM exchange.

Short Term Investments

Short-term investments are comprised of highly liquid Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at their fair value and are classified as held-for-trading. As at December, 31, 2007, short-term investments consisted of the following items:

Guaranteed Investment Certificate, due June 11, 2008, interest rate – 4.30%	$51,202
Guaranteed Investment Certificate, due July 26, 2008, interest rate – 4.40%	12,267,338
$12,318,540

As at December 31, 2006, the Company had a $9,426,384 Guaranteed Investment Certificate bearing interest at 4.00% maturing July 10, 2007.

Fixed Assets

Fixed assets are recorded at cost. Amortization is recorded on the declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	20%
Field equipment	20%
Vehicle	30%

Amortization of incidental assets used in exploration are capitalized to deferred exploration expenditures.

Interest in Exploration Properties and Deferred Exploration Expenditures

The Company accounts for exploration property costs in accordance with the CICA Handbook Section 3061, ‘‘Property, plant and equipment’’ (‘‘CICA 3061’’), and abstract EIC 126, ‘‘Accounting by Mining Enterprises for Exploration Costs’’ (‘‘EIC 126’’) of the Emerging Issues Committee.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CICA 3061 provides for the capitalization of acquisition and exploration costs of an exploration property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment, when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flows from the property.

However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, a provision is made for the impairment in value.

Interest in exploration properties and deferred exploration expenditures are carried at cost, net of government assistance until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. Government assistance is recorded when it is more likely than not to be received. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations at the time of abandonment or sale.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

The Company qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred when the Company has complied with the terms and conditions of the program and the recovery is reasonably assured.

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. The Company did not have any asset retirement obligations as at December 31, 2007, 2006 and 2005.

Flow-Through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Stock Based Compensation Plan

The Company has a stock option plan that is described in Note 7. The fair value of any stock options granted to directors, officers, consultants and employees is recorded as an expense over the vesting period with a corresponding increase recorded to contributed surplus. The fair value of the stock based compensation is determined using the Black-Scholes option pricing model and management’s assumptions are disclosed in Note 7. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Income Taxes

The Company uses the future income tax asset and liability method of accounting for income taxes. Under this method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Income (Loss) Per Common Share

Basic income (loss) per share is computed by dividing the income (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted income (loss) per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. All of the Company’s subsidiary operations are classified as integrated for foreign currency translation purposes. Foreign currency monetary assets and liabilities are translated at the year-end exchange rate. Non-monetary

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

assets, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in operations for the period in which they occur. Unless otherwise stated, all amounts are in Canadian dollars.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. The most significant estimates are related to the recoverability of exploration expenditures, valuation of the equity investment in Niger Uranium Limited, valuation of asset retirement obligations, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Change in Accounting Policies

On January 1, 2007, the Company adopted CICA Handbook Section 1530, ‘‘Comprehensive Income’’, Section 3855, ‘‘Financial Instruments — Recognition and Measurement’’, and Section 3865, ‘‘Hedges.’’

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. As at and during the year ended December 31, 2007, the Company had no hedges.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has evaluated the impact of these Handbook sections on its consolidated financial statements and determined that no adjustments were required on adoption.

See also Note 13(a) with respect to the change in accounting policy for U.S. GAAP.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ‘‘EIC-166’’. EIC-166 addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective September 30, 2007 and requires retrospective application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and has determined that no adjustments are currently required.

Accounting Changes

In July 2006, the Accounting Standards Board (‘‘AcSB’’) issued a replacement of CICA Handbook Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Future Accounting Pronouncements

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Accounting Standards Board (AcSB) has amended CICA Handbook section 1400 to include requirements to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern. The amendment is effective for interim and annual financial statements beginning on or after January 1, 2008.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2006, the CICA Accounting Standards Board (‘‘AcSB’’) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (‘‘IFRS’’) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

3.    FIXED ASSETS

	Cost	Accumulated Amortization	Net Carrying Value December 31, 2007	Cost	Accumulated Amortization	Net Carrying Value December 31, 2006
Computer equipment	$24,005	$10,258	$13,747	$34,120	$6,413	$27,707
Furniture and fixtures	8,290	829	7,461	11,598	585	11,013
Leasehold improvements	—	—	—	1,283	106	1,177
Field equipment	761,704	114,603	647,101	40,591	994	39,597
Vehicles	9,786	1,468	8,318	78,652	14,927	63,725
	$803,785	$127,158	$676,627	$166,244	$23,025	$143,219

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

(a)    Bear Project, Canada

The Company and Fronteer Development Group Inc. (‘‘Fronteer’’) executed a definitive formal agreement (the ‘‘Agreement’’) along with several amending agreements covering the Conjuror, Achook, McPhoo, and Longtom claims in the Northwest Territories (collectively, the ‘‘Bear Project’’). Pursuant to the Agreement, the Company may acquire the right to earn up to a 50% interest in the Bear Project for the following consideration:

(i)	an initial payment to Fronteer of $20,000 cash (paid);

(ii)	completion of exploration expenditures by the Company in the amount of $5,000,000 over a five-year period ending September 26, 2008.

(iii)	annual cash payments to Fronteer, commencing on the first year anniversary of the Option Agreement of $30,000 (paid), $40,000, $50,000, $60,000 and $70,000 respectively over a five-year period.

During the year ended December 31, 2005, management decided to terminate the Bear Project and focus on other projects. There were no financial penalties associated with the termination of the Bear Project. As a result, capitalized costs of $602,193 were written-off in 2005.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(b)    Picachos Project, Mexico

On July 14, 2004 the Company entered into an option agreement with RNC Gold Inc. (‘‘RNC’’) to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1 million on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005 the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the Picachos property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC’s remaining 50% stake in the Picachos Project. The purchase price of $20 million is payable as: $3 million at the completion of a feasibility study, then $9 million at the commencement of commercial production, and then $2 million on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

In February 2006, RNC was acquired by Yamana Gold Inc. (‘‘Yamana’’). NWT and Yamana terminated the option agreement pertaining to the Picachos Project that was signed between NWT and RNC Gold Inc. and entered into an Option Agreement on December 22, 2006 whereby NWT can earn a 70% interest in the property. Under the terms of the agreement, to earn this 70% interest NWT must incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 (paid) on the signing of a definitive option agreement (signed), and issue 1,000,000 common shares over a three-year period, including 400,000 shares to be issued within 30 days and which are subject to a four-month hold period from the issue date (issued, valued at $272,000). The remaining common shares will be issued in stages and will be subject to all required regulatory hold periods. On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and $100,000 was paid to Yamana to comply with the terms of the agreement.

NWT will act as operator of the project.

(c)    Waterbury Project, Canada

On November 9, 2005, the Company completed a formal option agreement with CanAlaska Ventures Ltd. (‘‘CanAlaska’’) to acquire up to a 75% ownership interest in nine uranium claims, collectively called the ‘‘Waterbury Project’’, in the eastern Athabasca Basin, Saskatchewan, Canada. The agreement was subsequently amended on March 30, 2007. Under the terms of the option agreement, the Company would pay, in installments, a total of $150,000 ($75,000 paid) to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska will receive a 3% net smelter return (NSR) and 300,000 common shares (100,000 issued in each of years 2005 and 2006, valued at $68,000 and $54,000 respectively) from the Company’s treasury to be released in stages. The Company agreed to spend a minimum of $2 million on the Waterbury Project prior to April 1, 2008.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The Company could increase its ownership to 60% by spending an additional $2 million on the property within two years of vesting its 50% interest. Thereafter, the Company could increase its stake to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest. During this development stage, the Company would spend an annual minimum of $500,000 at Waterbury. CanAlaska would also receive an additional 200,000 common shares from the Company’s treasury.

On November 30, 2007, management decided to terminate the Waterbury Project and focus on other projects. There was a payment of $252,358 associated with the termination of the Waterbury Project, which was paid during the year ended December 31, 2007. As a result, capitalized costs of $1,639,305 were written-off in 2007.

(d)    Fire Fly Project, United States

On December 9, 2005, the Company signed an option agreement to acquire 100% ownership of two uranium-vanadium mines, collectively called the ‘‘Firefly Project’’, in the La Sal uranium district in southeastern Utah from GeoXplor Corp. (‘‘GeoXplor’’).

Under the terms of the option agreement, the Company would pay US$5,100,000 to acquire the Firefly Project from GeoXplor, which included an initial payment of US$50,000 (paid) and payment of US$50,000 upon receipt of board and regulatory approval. The Company would make an additional payment of US$5,000,000 to GeoXplor once a decision is made to commence production on the Firefly Project or on July 31, 2011, whichever date is earlier. In addition, and subject to board and regulatory approval, GeoXplor will receive 300,000 common shares from the Company’s treasury to be issued, 100,000 common shares upon completion of a NI 43-101 Technical Report, and 100,000 common shares each on or prior to the first and second anniversaries of the execution date of the formal agreement. These shares will be subject to any applicable regulatory hold periods. GeoXplor is also entitled to a 2% NSR on the production of uranium and vanadium from the Firefly Project.

The Company agreed to spend a minimum of US$700,000 on the Firefly Project on or prior to the third anniversary of the option agreement date.

The Company’s management team elected not to proceed with the Firefly Project during the year ended December 31, 2006 as management believes that other projects have greater exploration potential. Accordingly, all costs related to the project have been written off in fiscal 2006.

(e)    Irhazer and In Gall Projects, Niger

On March 8, 2006, the Company acquired prospecting permits for two uranium properties, Irhazer and In Gall, located in the West African country of Niger. The Government of Niger has entered into a mining convention with the Company for the two uranium properties for a term of 30 years. The Company has the obligation to expend an aggregate of US$2.2 million in exploration expenditures on each of the properties over a period of three years. The Government of Niger is entitled to a 10% retained interest and up to a 20% participating interest on production.

Finder’s fees of 40,000 common shares valued at $49,600 were issued to a consultant during the year ended December 31, 2006.

See Note 9 for Niger Uranium transaction (Disposition of Irhazer and In Gall Projects).

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(f)    North Rae Uranium Project, Canada

On March 2, 2006, the Company signed a letter of agreement to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (‘‘Azimut’’).

The Company finalized the North Rae Option Agreement with Azimut on January 9, 2007. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2.9 million in work expenditures, paying $210,000 cash ($80,000 paid) and issuing 150,000 common shares (50,000 issued in 2007 valued at $40,500 and 100,000 issued in 2006 valued at $94,000) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1.0 million ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

Annual budgets approved by the Company and Azimut represent firm commitments by the Company in order to maintain the property option agreement in good standing.

(g)    Daniel Lake Uranium Project

On January 24, 2007, the Company entered into a definitive option agreement with Azimut to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, NWT will acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 4(f).

Under the terms of the definitive option agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares (100,000 common shares issued and valued at $75,000). An initial payment of $50,000 was due within 15 days of the option agreement (paid) and $30,000 is payable upon the first anniversary of the option agreement. NWT will also spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company has committed to incur expenditures of $300,000 during the first year of the agreement ($227,000 incurred in fiscal 2007) to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000.

Annual budgets approved by the Company and Azimut represent firm commitments by the Company in order to maintain the property option agreement in good standing. See Note 15(b).

Subsequent to December 31, 2007, 100,000 common shares valued at $59,000 were issued to Azimut to comply with the definitive option agreement.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

5.    SHARE CAPITAL

a)    Authorized

Unlimited number of common shares.

b)    Issued and outstanding

On May 5, 2006, the Company completed a private placement financing of 21,144,027 units for gross proceeds of $17,972,423. Each unit (priced at $0.85 per unit) consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.15 until either (i) May 5, 2008; or (ii) in the event that the common shares of Northwestern commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to May 5, 2008, then May 5, 2011. In addition, NWT also granted the agents to the financing an option to purchase up to 5,882,353 additional units at $0.85 per unit that expire on the date that is the earlier of 30 days following the closing date of the private placement and June 5, 2006. The option to purchase the additional units expired unexercised.

In fiscal 2006, NWT issued 31,818 broker warrants exercisable at $0.70 per share on or before December 21, 2006.

On closing, NWT paid the agents an aggregate cash commission of $1,258,070 and issued 1,480,082 broker warrants. Each broker warrant is exercisable into one common share at a price of $1.15 until November 5, 2007. Other cash costs related to the private placement amounted to $175,994.

The warrants and broker warrants issued in 2006 were valued using the Black-Scholes option-pricing model. The assumptions used for the valuation were:

(a)	Warrants issued on private placement: expected dividend yield – 0%; expected volatility – 100%; risk-free interest rate – 4.3%; and an expected life – 2 years. The value assigned to 10,572,013 warrants was $3,653,500 less issue costs of $514,600.

(b)	Broker warrants issued on private placement: expected dividend yield – 0%; expected volatility – 100%; risk-free interest rate – 4.3%; and an expected life – 18 months. The value assigned to 1,480,082 broker warrants was $762,800.

(c)	Broker warrants issued on private placement: expected dividend yield – 0%, expected volatility 79.6%, risk-free interest rate 3.96% and an expected life – 12 months. The value assigned to 31,818 broker warrants was $7,414.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

6.    COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants for the years ended December 31, 2007 and 2006:

Expiry Date	Exercise Price	January 1, 2007 Balance	Issued	Exercised	Expired	December 31, 2007 Balance	December 31, 2007 Fair Value ($)
Warrants
December 21, 2007 (*)	$0.70	454,543	—	(409,089)	(45,454)	—	—
May 5, 2008	$1.15	10,572,013	—	—	—	10,572,013	3,138,900
		11,026,556	—	(409,089)	(45,454)	10,572,013	3,138,900
Broker Warrants November 5, 2007	$1.15	1,480,082	—	—	(1,480,082)	—	—
		12,506,638	—	(409,089)	(1,525,536)	10,572,013	3,138,900

Expiry Date	Exercise Price	January 1, 2006 Balance	Issued	Exercised	Expired	December 31, 2006 Balance	December 31, 2006 Closing Black-Scholes Value ($)
Warrants
April 15, 2006	$0.475	500,000	—	(500,000)	—	—	—
April 15, 2006	$0.35	63,000	—	(63,000)	—	—	—
June 3, 2006	$0.475	949,500	—	(933,000)	(16,500)	—	—
July 27, 2006	$0.465	1,333,334	—	—	(1,333,334)	—	—
December 21, 2007 (*)	$0.70	454,543	—	—	—	454,543	48,282
May 5, 2008	$1.15	—	10,572,013	—	—	10,572,013	3,138,900
		3,300,377	10,572,013	(1,496,000)	(1,349,834)	11,026,556	3,187,182
Broker Warrants
December 21, 2006	$0.55	63,636	—	(63,636)	—	—	—
December 21, 2006	$0.70	—	31,818	—	(31,818)	—	—
November 5, 2007	$1.15	—	1,480,082	—	—	1,480,082	762,800
		63,636	1,511,900	(63,636)	(31,818)	1,480,082	762,800
		3,364,013	12,083,913	(1,559,636)	(1,381,652)	12,506,638	3,949,982

(*)	The term of the share purchase warrants that were issued in connection with a private placement that closed on December 21, 2005, was extended from December 21, 2006 to December 21, 2007.

7.    STOCK OPTIONS

The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 7,200,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

7.    STOCK OPTIONS (continued)

the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements. The following table represents a continuity of stock options for the years ended December 31, 2007 and 2006:

	Number of Stock Options	Weighted Average Exercise Price $
Balance, December 31, 2005	3,900,000	0.526
Options granted(1)	1,300,000	0.645
Options exercised	(920,000)	0.297
Options cancelled	(700,000)	0.516
Balance, December 31, 2006	3,580,000	0.630

	Number of Stock Options	Weighted Average Exercise Price $
Balance, December 31, 2006	3,580,000	0.630
Options granted(2)(3)(4)(5)(6)(7)(8)(9)(10)	1,375,000	0.835
Options exercised	(782,500)	0.408
Options cancelled	(412,500)	0.535
Ending Balance	3,760,000	0.762

(1)	During 2006, 1,300,000 stock options were granted to consultants, directors and employees of the Company. The following weighted average assumptions were used under the Black-Scholes option-pricing model:

Expected dividend yield	0%
Expected volatility	97%
Risk-free interest rate	4.17%
Expected life	5 years

These stock options have vesting terms as follows:

950,000 stock options vested immediately at the date of grant and the remaining 350,000 stock options vest in four equal tranches every 6 months. For the year ended December 31, 2006, stock-based compensation relating to these options was $543,945.

For the year ended December 31, 2006, $602,199 in stock based compensation from previously issued stock options was charged to operations.

(2)	On January 1, 2007, the Company granted 250,000 incentive stock options to a consultant, pursuant to the Company’s Stock Option Plan, at an exercise price of $0.84 per share. The options are exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 84%; risk-free interest rate of

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

7.    STOCK OPTIONS (continued)

3.90% and an expected average life of 3.5 years. The estimated value of $125,750 will be classified as stock based compensation and credited to contributed surplus as the options vest. The options vest over a two-year period. For the year ended December 31, 2007, the Company recorded stock-based compensation of $97,518 relating to these options.
(3)	On April 17, 2007, Primoris Group Inc. was granted an option to purchase an additional 200,000 common shares of the Company at an exercise price of $0.81 per share for a period of up to five years, expiring April 17, 2012. The options will vest in tranches over 12 months, with no more than 25% vesting in any single three-month period. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $94,600 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $86,388 relating to these options.
(4)	On April 30, 2007, 100,000 stock options were granted to an officer of the Company who subsequently resigned in fiscal 2007, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.77. The options will vest in stages over two years and expire on April 30, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $44,900 was not charged to stock based compensation and credited to contributed surplus as the options did not vest.
(5)	On May 8, 2007, 25,000 stock options were granted to an employee of the Company who subsequently resigned in fiscal 2007, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.85. The options will vest in stages over two years and expire on May 8, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 4.16% and an expected average life of 3.5 years. The estimated value of $12,350 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $3,077 relating to these options.
(6)	On June 4, 2007, an aggregate of 200,000 stock options were granted to a director and consultant (100,000 stock options each) of the Company, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.72. The options will vest in stages over two years and expire on June 4, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 4.55% and an expected average life of 3.5 years. The estimated value of $84,600 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $36,425 relating to these options.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

7.    STOCK OPTIONS (continued)

(7)	On July 4, 2007, an aggregate of 200,000 stock options were granted to a director of the Company, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $1.03. The options will vest in stages over two years and expire on July 4, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; risk-free interest rate of 4.60% and an expected average life of 3.5 years. The estimated value of $116,000 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the impact on income was $60,417.
(8)	On July 16, 2007, an aggregate of 250,000 stock options were granted to a officer of the Company, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.91. The options will vest in stages over two years and expire on July 16, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; risk-free interest rate of 4.63% and an expected average life of 3.5 years. The estimated value of $128,250 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $61,230 relating to these options.
(9)	On August 28, 2007, an aggregate of 100,000 stock options were granted to a director of the Company, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.71. The options will vest in stages over two years and expire on August 28, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; risk-free interest rate of 4.19% and an expected average life of 3.5 years. The estimated value of $40,400 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $14,027.
(10)	On October 12, 2007, an aggregate of 50,000 stock options were granted to a employee of the Company, who resigned in fiscal 2008, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.58. The options expire October 12, 2012. The options were cancelled in fiscal 2008 prior to meeting the vesting requirements. As a result, no fair market value was assigned to the stock options and no stock-base compensation was recorded for the year ended December 31, 2007.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

7.    STOCK OPTIONS (continued)

As at December 31, 2007, the Company had the following stock options outstanding:

Number of Options	Exercisable Options	Exercise Price ($)	Expiry Date
80,000	80,000	0.47	August 2, 2008
1,780,000	1,780,000	0.75	October 14, 2010
650,000	650,000	0.68	May 25, 2011
250,000	125,000	0.84	January 1, 2012
200,000	100,000	0.81	April 17, 2012
200,000	50,000	0.72	June 4, 2012
200,000	—	1.03	July 4, 2012
250,000	—	0.91	July 16, 2012
100,000	—	0.71	August 28, 2012
50,000	—	0.58	October 12, 2012
3,760,000	2,785,000

8.	RELATED PARTY TRANSACTIONS

The Company incurred $388,767 in fiscal 2007 (2006 – $556,633; 2005 – $129,183) for consulting and directors’ fees rendered by directors and officers of the Company. $10,290 (2006 and 2005 – $Nil) of the directors’ fees was charged to Niger Uranium Limited, $55,649 (2006 and 2005 – $Nil) of the consulting fees was allocated to deferred exploration expenditures and the remaining $322,828 (2006 – $556,633; 2005 – $129,183) was expensed in the statement of operations. Included in accounts payable and accrued liabilities at December 31, 2007 is $10,769 (2006 – $52,911) owing to these related parties.

During the year ended December 31, 2007, a total of $576,133 (2006 and 2005 – $Nil) was charged to Niger Uranium Limited for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. As at December 31, 2007, $576,133 (2006 – $Nil) was receivable from Niger Uranium Limited. The Company holds a significant interest in Niger Uranium Limited and a director and an officer who is also a director of the Company are also directors of Niger Uranium Limited (See Note 9).

Included in amounts receivable and prepaid expenses is $32,239 (2006 – $Nil) owing from a corporation with directors and officers in common with the Company for certain expenditures paid by the Company on behalf of this corporation.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

See Note 4(b) with respect to certain officers and directors of the Company being directors of RNC Gold Inc.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

9.    NIGER URANIUM LIMITED TRANSACTION

On June 4, 2007, NWT entered into a Joint Venture Agreement with UraMin Inc. (‘‘UraMin’’), an arm’s length party which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited (‘‘Niger Uranium’’) that will conduct an exploration program on a total of eight uranium concessions in Niger.

Pursuant to the Asset Purchase Agreement governing this arrangement, NWT received a 50% equity stake consisting of 31,955,000 shares in Niger Uranium, valued at $15,982,500, and a cash payment of $4,800,000. NWT is entitled to receive a 3% NSR on the production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which are the two properties being contributed by NWT to Niger Uranium’s portfolio. UraMin contributed the balance of six uranium properties to Niger Uranium as well as a cash payment of US$15,000,000 (C$15,982,500) in exchange for a 50% equity stake consisting of 31,955,000 shares in Niger Uranium. UraMin is entitled to receive a 3% NSR on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium.

On July 26, 2007, NWT and UraMin announced that they had completed the formation of Niger Uranium. Furthermore, NWT and UraMin contributed, a total of eight uranium concessions to Niger Uranium SA, which is a company that is a wholly owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19 million (Cdn$20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling (Cdn$1.07) per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling (Cdn$1.07) per share for a period of two years.

On closing, the private placees held a total of 23% of Niger Uranium consisting of 19,090,000 shares. NWT maintains a 38.5% interest consisting of 31,955,000 shares. UraMin’s 38.5% equity stake, which consists of 31,955,000 shares, has been distributed to the original shareholders of Uramin due to the purchase of Uramin by Areva NC. As at December 31, 2007, Niger Uranium has a total of 83,000,000 shares issued and outstanding.

The total consideration received by NWT for the Irhazer and In Gall Projects (Niger) was calculated as follows:

Consideration received:

Cash	$4,800,000
31,955,000 Niger Uranium Limited common shares	15,982,500
Total sale price	$20,782,500

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

9.    NIGER URANIUM LIMITED TRANSACTION (continued)

Details of the net assets sold are summarized below:

Fixed assets, net	$191,995
Interest in exploration properties and deferred exploration properties – Irhazer and In Gall Projects, Niger	1,330,497
$1,522,492
Gain on disposition of Irhazer and In Gall Projects, Niger	$19,260,008

Niger Uranium was listed on AIM effective September 12, 2007 and released unaudited interim financial statements for the period from inception (May 21, 2007) to September 30, 2007 prepared in accordance with International Financial Reporting Standards. Niger Uranium reported a loss of US$3.048 million for this period. As Niger Uranium’s first fiscal year ended March 31, 2008 and audited financial statements have not been released to shareholders at this time, NWT will record its share of the losses of Niger Uranium at the time audited financial statements become available.

See also Note 16(c).

10.    FUTURE INCOME TAX

The following table reconciles the expected income tax recovery at the statutory income tax rate of 34% (2006 – 36%; 2005 – 36%) to the amounts recognized in the statements of operations:

For the years ended December 31,	2007	2006	2005
Income (loss) before taxes	$15,410,918	$(2,790,340)	$(1,825,274)
Expected income tax (recovery) at statutory rate	5,239,700	(1,004,500)	(657,100)
Share issue costs	—	(516,300)	(37,800)
Mineral properties and deferred exploration expenditures written-off	—	75,100	216,800
Stock based compensation	122,100	412,600	177,600
Exploration overhead	—	—	75,000
Change in tax rate	(190,066)	—	—
Other	87,200	(35,156)	4,300
Change in valuation allowance	(1,593,400)	699,400	176,000
Provision for income tax	$3,665,534	$(368,856)	$(45,200)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

10.    FUTURE INCOME TAX (continued)

The following table reflects the future income tax assets and liabilities at December 31, 2007 and 2006:

	2007	2006
Future income tax assets (liabilities):
Non-capital losses	$—	$730,000
Exploration properties	(657,400)	354,400
Share issue costs	308,400	500,700
Fixed assets	(4,400)	8,300
	(353,400)	1,593,400
Less: valuation allowance	—	(1,593,400)
	$(353,400)	$—

The Company has unclaimed share issue costs of approximately $999,000 available to reduce future taxable income. The Company also has Canadian development expenses of $421,000 and foreign exploration and development expenditures of $306,000, which under certain circumstances, may be utilized to reduce taxable income in future years.

The Company believes that it has tax losses and exploration expenditures in Mexico, which, under certain circumstances may be used to offset future taxable income. At this time, the Company cannot reasonably estimate those losses and exploration expenditures and the resulting future income tax assets. Had these amounts been determinable, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

11.    SEGMENTED INFORMATION

The Company’s principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger. Cash and short-term investments of $13,219,118 (2006 – $14,906,623) are held in Canadian chartered banks. $4,895 is held in Niger (2006 – $2,168).

	December 31, 2007	December 31, 2006
Canada	$17,635,333	$16,992,448
Mexico	2,129,276	1,278,025
Niger	16,577,264	1,220,233
	$36,341,873	$19,490,706

Substantially all of the Company’s operating expenses are incurred in Canada.

12.    FINANCIAL INSTRUMENTS

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

12.    FINANCIAL INSTRUMENTS (continued)

sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts of cash, short-term investments, due from Niger Uranium Limited, amounts receivable, and accounts payable and accrued liabilities on the balance sheet approximate fair market value because of the limited term of these instruments.

Foreign Exchange Risk

The Company’s financings are in Canadian dollars. Certain of the Company’s acquisition and exploration expenditures are incurred in United States, Mexican and Niger currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

Commodity Price Risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (‘‘Canadian GAAP’’). The following represents the material adjustments to the consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 in order to conform to accounting principles generally accepted in the United States (‘‘US GAAP’’).

As at December 31,	2007	2006
	$	$
Assets
Canadian GAAP	36,341,873	19,490,706
Exploration properties and deferred exploration expenditures (a)	(4,138,093)	(3,078,668)
US GAAP	32,203,780	16,412,038
Future Income Taxes
Canadian GAAP	(353,400)	—
Change in tax rate	(139,900)	—
Exploration properties and deferred exploration expenditures expensed (a)	1,333,500	1,057,500
Increase in valuation allowance	(840,200)	(1,057,500)
US GAAP	—	—

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

As at December 31,	2007	2006	2005
	$	$	$
Capital Stock
Canadian GAAP	19,574,843	18,478,026	4,329,779
Flow through shares (b)	247,389	247,389	(121,467)
US GAAP	19,822,232	18,725,415	4,208,312
Retained earnings (deficit)
Canadian GAAP	6,389,269	(5,356,115)	(2,934,631)
Cumulative exploration properties adjustment (a)	(4,138,093)	(3,078,668)	(776,386)
Future income tax adjustment	353,400	—	—
Flow-through shares	(247,389)	(247,389)	(45,200)
US GAAP	2,357,187	(8,682,172)	(3,756,217)

For the periods ended December 31,	2007	2006	2005
Statement of Operations
Net income (loss) under Canadian GAAP	11,745,384	(2,421,484)	(1,780,074)
Exploration properties and deferred exploration expenditures (a)	(2,166,074)	(2,302,282)	(97,086)
Gain on disposition of Irhazer and In Gall Projects, Niger	1,106,649	—	—
Future income taxes	353,400	—	—
Flow-through shares	—	(202,189)	(45,200)
Net loss and comprehensive loss under US GAAP	11,039,359	(4,925,955)	(1,922,360)
Basic and diluted income (loss) per share – US GAAP	0.10	(0.05)	(0.02)
Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	(1,899,550)	(1,355,091)	(851,997)
Exploration properties and deferred exploration expenditures (a)	(3,694,721)	(3,030,498	(574,063)
Cash flows from operating activities under US GAAP	(5,594,271)	(4,385,589)	(1,426,060)
Cash flows from investing activities under Canadian GAAP	(3,283,747)	(12,858,160)	(707,330)
Exploration properties and deferred exploration expenditures (a)	3,694,721	3,030,498	574,063
Cash flows from investing activities under US GAAP	410,974	(9,827,662)	(133,267)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)    Exploration Properties and Deferred Exploration Expenditures

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized during the search for a commercially mineable body of ore. In prior years, for purposes of US GAAP, the Company expensed resource property acquisition costs. Under its new policy, the Company capitalizes mineral property acquisition costs. This change has been applied retrospectively and the comparatives for 2006 and 2005 and have been re-stated accordingly. The amounts capitalized for the years ended December 31, 2006 and 2005 were $1,108,762 and $299,315 respectively, with a corresponding reduction in net loss of $809,447 and $247,815. This change did not affect basic and diluted (loss) per share for the year ended December 31, 2006. The basic and diluted (loss) per share for the year ended December 31, 2005 increased by $0.01 per share to a loss of $0.02 per share.

(a)    Exploration Properties and Deferred Exploration Expenditures

Under US GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that economically proven and probable reserves exist, after which all costs are capitalized. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. For the purposes of the consolidated statements of cash flows, exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP. Under US GAAP, the property expenditure advances would be classified as current assets on the balance sheet and included in the amounts receivable and prepaid expenses.

(b)    Flow-through Shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (‘‘FASB’’) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related exploration costs are separately classified as restricted cash. As at December 31, 2007 and 2006, there were no unexpended flow-through funds.

(c)    Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (‘‘FIN 48’’). This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective January 1, 2007, the Company adopted FIN 48. The adoption did not result in any adjustment to opening deficit under U.S. GAAP. As a result of the implementation of FIN 48, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

The Company is subject to taxation in Canada and Mexico. The Company is currently open to audit under the statute of limitations by regulators in Canada for years ended December 31, 2003 through 2007.

(d)    Stock-Based Employee Compensation

On September 26, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options. Consequently, there were no differences between Canadian and US GAAP with respect to options granted since inception.

(e)    Gain on Disposition of Irhazer and In Gall Projects, Niger

During the year ended December 31, 2007, the Company disposed of some of its resource properties. The gain for US GAAP purposes would be higher than for Canadian purposes due to the cost base that exists for Canadian purposes as resource property acquisition costs and exploration costs were capitalized.

(f)    Recent Accounting Pronouncements

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ including an amendment to FAS 115. This standard permits a company to choose certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 will have on its financial condition and results of operations.

Business Combinations

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Company’s fiscal

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

year beginning January 1, 2009 and is to be applied prospectively. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations or cash flows.

Non-Controlling Interests

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.

SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (‘‘FAS 157’’), FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the Company’s fiscal year beginning January 1, 2008. The Company does not expect the adoption of FAS 157 to have a material impact on the Company’s consolidated financial results.

Accounting Standards in Canada

See Note 2 for a discussion of future accounting pronouncements in Canada.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

14.    SUPPLEMENTAL INFORMATION

	2007	2006	2005	Cumulative from inception
	$	$	$	$
Interest paid	920	—	—	3,899
Income taxes paid	—	—	—	—
Warrants issued for services provided	—	770,214	16,127	796,736
Change in accrued exploration expenditures	51,690	110,613	62,710	225,013
Change in accrued share issue costs	—	(19,897)	19,897	—
Value of shares and options issued to acquire exploration properties	229,500	521,119	182,000	932,619
Change in accrued capitalized interest	54,324	176,384	—	230,708
Change in accrued prepaid expenditures	(71,973)	133,092	—	61,119

15.    COMMITMENTS AND CONTINGENCIES

(a)	The Company is committed to future minimum rentals under a long-term lease for premises, which expires in 2012. Minimum rental commitments remaining under this lease are approximately $263,295. Minimum rental commitments for successive years approximate:

2008	$58,510
2009	58,510
2010	58,510
2011	58,510
2012	29,255
$263,295

The Company is also responsible for annual realty and operating costs.

(b)	In January 2008, pursuant to the property option agreement described in Note 4(g), the Company and Azimut approved a budget of $460,000 to $470,000 for the 2008 exploration program for the Daniel Lake property. This represents a firm commitment by the Company.

(c)	The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

16.    SUBSEQUENT EVENTS

(a)    Nu-Mex Uranium Corp. Transaction

On November 19, 2007, Nu-Mex Uranium Corp. (‘‘Nu-Mex’’) and the Company entered into a letter agreement (the ‘‘Letter Agreement’’) that contemplated the acquisition of NWT by Nu-Mex. The Letter Agreement required that the two companies enter into a definitive agreement no later than December 20, 2007. The proposed transaction was subject to Nu-Mex arranging a financing of not less than $10 million and up to $25 million, which was to close concurrently with the completion of the transaction.

Under the terms of the Letter Agreement the proposed transaction was expected to be effected by way of a statutory plan of arrangement (the ‘‘POA’’) under the Business Corporations Act (Ontario). It was expected that the POA would contemplate the acquisition of all of the NWT shares, directly or indirectly by Nu-Mex in exchange for Nu-Mex shares.

The Letter Agreement contemplated an exchange ratio of one third (1/3) of one share of Nu-Mex common stock for every issued and outstanding common share of NWT. Any outstanding options, warrants and similar rights to acquire common shares of NWT would be exchanged for analogous options, warrants and similar rights to acquire common shares of Nu-Mex at the same exchange ratio.

On December 20, 2007, Nu-Mex and NWT announced that they had entered into an arrangement agreement (the ‘‘Arrangement Agreement’’) pursuant to which Nu-Mex would acquire 100% of the securities of NWT through a court-approved plan of arrangement (the ‘‘Arrangement’’). The acquisition would be completed by way of a court-approved plan of arrangement whereby each NWT common share will be exchanged for 0.40 of a Nu-Mex common share. Any outstanding options and warrants to acquire common shares of NWT would be exchanged for analogous options and warrants to acquire common shares of Nu-Mex at the same exchange ratio.

The proposed transaction was subject to Nu-Mex arranging a financing at a minimum price of US$4.00 per common share for gross proceeds of not less than US$25,000,000. In addition, the Arrangement was subject to common shares of Nu-Mex to be issued pursuant to the Arrangement being listed on the Toronto Stock Exchange or the TSX Venture Exchange.

On February 13, 2008 Nu-Mex and NWT announced that as a result of market circumstances the companies mutually agreed to terminate the arrangement. NWT and Nu-Mex signed a termination and mutual release agreement pursuant to which each party released the other from all liabilities and obligations relating to the arrangement.

Legal fees related to review this proposed transaction amounted to approximately $315,000.

(b)    Azimut Exploration Inc.

On December 18, 2007, Azimut Exploration Inc. (‘‘Azimut’’) delivered a Notice of Default to NWT Uranium Corporation (‘‘NWT’’) regarding a number of NWT’s specific obligations that, in Azimut’s opinion, had not been complied with pursuant to the terms of the North Rae and Daniel Lake property option agreements (collectively, the ‘‘Agreements’’).

The Notice of Default detailed NWT’s failure to fulfill certain of its obligations as operator, including its failure to allow Azimut timely access to factual technical data, maps and reports,

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

16.    SUBSEQUENT EVENTS (continued)

including a series of databases relating to exploration programs carried out on the properties, and its failure to deliver to Azimut ten overdue quarterly reports pertaining to its operations on the projects.

In the Notice of Default, Azimut also expressed serious concerns regarding specific aspects of NWT’s management of the operations and the persistent failure of NWT to disclose material facts to Azimut in order to substantiate public releases of technical information.

In accordance with the provisions of the Agreements, NWT had sixty days from the Notice of Default to fully remedy its default on each of the Agreements. For each instance of non-compliance, such agreement shall automatically terminate following the expiry of said sixty-day period.

On February 1, 2008, NWT delivered a notice to Azimut in response to Azimut’s Notice of Default. The notice provided by NWT advised Azimut that all alleged defaults were without merit or had been resolved in any event by issuance of the curative notice. The Option Agreements provide that no termination will occur provided such a notice is delivered within 60 days of the Notice of Default. NWT was of the opinion that the Option Agreements remain in good standing.

On February 12, 2008, Azimut announced that it considered that NWT had cured its default in respect of the North Rae and Daniel Lake properties after examination by Azimut of the extensive documentation and data submitted by NWT with its Curative Notice, Azimut considers that NWT has now satisfied its obligations.

(c)    Niger Uranium Investment in Kalahari Minerals PLC

On March 20, 2008, Niger Uranium (See Note 9) agreed to acquire up to 27,680,000 shares of Kalahari Minerals PLC (‘‘Kalahari’’), an AIM listed corporation with assets in Namibia, which would represent 17.5% of Kalahari, upon completion of a Kalahari private placement. The purchase price is 12,400,000 pounds sterling ($24.96 million), satisfied through a cash payment of 7,470,000 pounds sterling ($15 million) from Niger Uranium’s existing cash balances, and the issuance of 17,000,000 Niger Uranium shares from treasury. This share issuance subsequently dilutes NWT’s stake in Niger Uranium to approximately 32%.

As a result, NWT would have an indirect interest in Kalahari of approximately 5.6%. Kalahari’s principal asset is a 36.2% interest in Extract Resources Limited, which trades on the Australian Stock Exchange (ASX) and has uranium exploration licenses in Namibia. NWT’s subsequent interest in Extract is calculated at 2.0%. In addition to its holdings in Extract, Kalahari has property interests in the Dordabis and Witvlei copper exploration properties, located in Namibia’s Kalahari copper belt.

(d)    Daniel Lake Exploration Program

See Notes 4(g) and 15(b).

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Expressed in Canadian Dollars)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Expressed in Canadian Dollars)

Responsibility for Interim Unaudited Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the audited December 31, 2007 consolidated financial statements. Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many asset and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

The accompanying unaudited interim consolidated financial statements of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) for the three months ended March 31, 2008 have been approved by the Audit Committee and Board of Directors of the Company. These unaudited interim consolidated statements have not been audited, reviewed or verified by the Company’s external auditors or any other accounting firm.

The accompanying notes are an integral part of these consolidated financial statements.

1

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	March 31, 2008	December 31, 2007
Assets
Current
Cash	$481,853	$905,473
Short term investments (Note 2)	11,950,061	12,318,540
Due from Niger Uranium Limited (Notes 7 and 8)	584,192	576,133
Amounts receivable and prepaid expenses	333,313	481,520
	13,349,419	14,281,666
Property expenditures advances	61,119	61,119
Fixed assets (Note 3)	663,286	676,627
Equity investment in Niger Uranium Limited (Note 8)	15,982,500	15,982,500
Interest in exploration properties and deferred exploration expenditures (Note 4 and statement)	5,581,422	5,339,961
	$35,637,746	$36,341,873
Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities (Note 7)	$427,087	$628,670
Income taxes payable (Note 12)	3,082,839	3,312,134
	3,509,916	3,940,804
Future income tax liability (Note 12)	438,500	353,400
	3,948,416	4,294,204
Shareholders’ equity
Common shares (statement)	19,633,843	18,574,843
Warrants (Note 5 and statement)	3,138,900	3,138,900
Contributed surplus (statement)	2,987,893	2,944,657
Accumulated retained earnings (deficit)	5,928,694	6,389,269
	31,689,330	32,047,669
	$35,637,746	$36,341,873

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 4)
SUBSEQUENT EVENTS (Note 13)

APPROVED ON BEHALF OF THE BOARD:

Signed ‘‘Marek Kreczmer’’, Director	Signed ‘‘Simon Lawrence’’, Director

The accompanying notes are an integral part of these consolidated financial statements.

2

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)
(Unaudited)

For the three months ended March 31,	2008	2007	Cumulative from inception to March 31, 2008
Expenses
Stock based compensation expense (Note 7)	$102,236	$56,318	$2,525,113
Management and administrative services	157,248	121,235	1,553,525
Investor relations and promotion	9,415	79,475	1,249,384
Professional fees	213,594	20,800	1,002,355
Office and administration	50,685	38,425	416,493
Travel expenses	27,854	12,300	312,147
Shareholders information	1,138	21,149	247,826
Regulatory fees	12,044	19,020	242,373
Amortization	29,907	1,427	157,064
Government fees and taxes	423	—	28,797
Foreign exchange loss (gain)	236	(474)	38,718
	604,780	369,675	7,773,795
Net (loss) for the period before the following:	(604,780)	(369,675)	(7,773,795)
Gain on disposition of Irhazer and In Gall Projects, Niger	—	—	19,260,008
Exploration properties and deferred exploration expenditures written-off	—	—	(2,450,246)
Income (loss) for the period before provision for corporate taxes
	(604,780)	(369,675)	9,035,967
Current income taxes	(582,705)	—	2,729,429
Future income taxes	438,500	—	377,844
	(144,205)	(369,675)	3,107,273
Net income (loss) for the period being comprehensive income (loss) for the period	$(460,575)	$(369,675)	$5,928,694
Income (loss) per share – basic and diluted	$(0.00)	$(0.00)
Weighted average number of common shares – basic	106,120,353	104,545,643
Weighted average number of common shares – diluted	106,120,353	104,545,643

The accompanying notes are an integral part of these consolidated financial statements.

3

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

For three months ended March 31,	2008	2007	Cumulative from inception to March 31, 2008
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss) for the period	$(460,575)	$(369,675)	$5,928,694
Stock based compensation expense (Note 7)	102,236	56,318	2,525,113
Future income taxes (Note 12)	438,500	—	377,844
Gain on disposition of Irhazer and In Gall Projects, Niger (Note 8)	—	—	(19,260,008)
Amortization	29,907	1,427	157,064
Exploration properties and deferred exploration expenditures written-off	—	—	2,450,246
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	148,207	(50,575)	(333,313)
Accounts payable and accrued liabilities	(201,583)	(92,385)	202,074
Income taxes payable	(582,705)	—	2,729,429
	(526,013)	(454,890)	(5,222,857)
FINANCING ACTIVITIES
Issue of common shares and warrants, net of issue costs	—	—	20,541,385
Exercise of warrants	—	—	1,240,214
Exercise of options	—	—	935,361
	—	—	22,716,960
INVESTING ACTIVITIES
Due from Niger Uranium Limited (Note 8)	(8,059)	—	(584,192)
Fixed asset purchases	(16,566)	(10,537)	(1,048,012)
Interest in exploration properties and deferred exploration	(241,461)	(724,711)	(8,460,693)
Redemption (purchase) of short-term investments	368,479	9,250,000	(11,719,353)
Cash proceeds from disposition of Irhazer and In Gall Projects, Niger (Note 8)	—	—	4,800,000
	102,393	8,514,752	(17,012,250)
Change in cash	(423,620)	8,059,862	481,853
Cash, beginning of period	905,473	5,482,407	—
Cash, end of period	$481,853	$13,542,269	$481,853

The accompanying notes are an integral part of these consolidated financial statements.

4

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited)

From Commencement of Operations (September 26, 2003) to March 31, 2008

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Retained Earnings	Total
	#	$	$	$	$	$	$
Issue of shares for cash	4,000,000	101	—	—	—	—	101
Issue of special warrants for cash	—	—	195,409	—	—	—	195,409
Loss for the year	—	—	—	—	—	(33,097)	(33,097)
Balance, December 31, 2003	4,000,000	101	195,409	—	—	(33,097)	162,413
Public offering, net of issue costs	60,000,000	1,321,537	—	—	—	—	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)	—	—	—	—
Flow through private placement, net of issue costs	412,000	114,891	—	—	—	—	114,891
Stock based compensation	—	—	—	—	424,183	—	424,183
Private placement, net of issue costs	2,909,000	539,911	—	256,935	—	—	796,846
Loss for the year	—	—	—	—	—	(1,121,460)	(1,121,460)
Balance, December 31, 2004	75,321,000	2,171,849	—	256,935	424,183	(1,154,557)	1,698,410
Private placement, net of issue costs	3,950,090	1,636,155	—	222,749	—	—	1,858,904
Exercise of stock options	200,000	101,500	—	—	(44,000)	—	57,500
Flow through tax effect on date of renunciation	—	(45,200)	—	—	—	—	(45,200)
Stock based compensation	—	—	—	—	493,468	—	493,468
Exercise of warrants	455,000	283,475	—	(62,600)	—	—	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures	300,000	182,000	—	—	—	—	182,000
Loss for the year	—	—	—	—	—	(1,780,074)	(1,780,074)
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

5

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders’ Equity (Continued)
(Expressed in Canadian Dollars)
(Unaudited)

From Commencement of Operations (September 26, 2003) to March 31, 2008

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Retained Earnings	Total
	#	$	$	$	$	$	$
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883
Private placement, net of issue costs	21,144,027	12,555,474	—	3,982,884	—	—	16,538,358
Exercise of stock options	920,000	476,800	—	—	(203,600)	—	273,200
Flow through tax effect on date of renunciation	—	(295,085)	—	(73,771)	—	—	(368,856)
Stock based compensation	—	—	—	—	1,197,663	—	1,197,663
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 4(a)(b))	640,000	469,600	—	—	—	—	469,600
Exercise of warrants	1,559,636	941,458	—	(208,482)	—	—	732,976
Expired warrants	—	—	—	(167,733)	167,733	—	—
Loss for the year	—	—	—	—	—	(2,421,484)	(2,421,484)
Balance, December 31, 2006	104,489,753	18,478,026	—	3,949,982	2,035,447	(5,356,115)	19,107,340
Shares issued for interest in exploration properties and deferred exploration expenditures	350,000	229,500	—	—	—	—	229,500
Exercise of options	782,500	320,000	—	—	—	—	320,000
Fair value of option exercise	—	217,500	—	—	(217,500)	—	—
Exercise of warrants	409,089	286,363	—	—	—	—	286,363
Fair value of warrant exercise	—	43,454	—	(43,454)	—	—	—
Expired warrants	—	—	—	(767,628)	767,628	—	—
Stock based compensation	—	—	—	—	359,082	—	359,082
Income for the period	—		—	—	—	11,745,384	11,745,384
Balance, December 31, 2007	106,031,342	19,574,843	—	3,138,900	2,944,657	6,389,269	32,047,669
Shares issued for interest in exploration properties and deferred exploration	100,000	59,000	—	—	(59,000)	—	—
Stock based compensation	—	—	—	—	102,236	—	102,236
Income for the period	—	—	—	—	—	(604,780)	(604,780)
Balance, March 31, 2008	106,131,342	19,633,843	—	3,138,900	2,987,893	5,784,489	31,545,126

The accompanying notes are an integral part of these consolidated financial statements.

6

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and
Deferred Exploration Expenditures
(Expressed in Canadian Dollars)
(Unaudited)

For the three months ended March 31,	2008	2007	Cumulative from Inception to March 31, 2008
Picachos Project, Mexico (Note 4(a))
Opening balance	$1,990,494	$1,260,664	$—
Geological, reports and maps	—	119	201,664
Geology	—	—	19,982
Labour	—	—	8,830
Earthwork and roads	21,541	1,923	108,659
Environment	—	—	6,896
Line and grid cutting	—	—	15,121
Geophysics	8,696	43,669	159,900
Geochemistry	—	—	4,524
Camp costs	1,201	1,947	30,744
Transportation	—	—	6,386
Management fees	—	—	8,965
Professional fees	—	—	12,139
Drilling	59,900	—	445,281
Option payments	—	—	533,474
Staking	—	—	19,996
General	7,729	18,946	64,915
Analysis and assaying	—	—	127,346
Exploration advance	—	—	297,739
Property payments	—	—	214,000
Interest income	(35,333)	(17,507)	(200,533)
Activity during the period	63,734	49,097	2,054,228
Closing balance	$2,054,228	$1,309,761	$2,054,228
Waterbury Project, Canada (Note 4(b))
Opening balance	$—	$939,967	$—
Assays	—	—	5,464
Geological, reports and maps	—	810	82,104
Drilling	—	—	516,460
Geophysics	—	810	434,881
Labour	—	—	69,500
Professional fees	—	—	10,799
Management fees	—	—	73,478
Operating costs	—	—	118,846
Option payment	—	25,000	197,050
Administration	—	150	110,880
Termination payment	—	—	252,358
Government assistance	—	(3,378)	(47,914)
Interest income	—	(6,149)	(184,602)
Activity during the period		17,243	1,639,304
Write-off of Waterbury Project			(1,639,304)
Closing balance	$—	$957,210	$—

The accompanying notes are an integral part of these consolidated financial statements.

7

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and
Deferred Exploration Expenditures
(Expressed in Canadian Dollars)
(Unaudited)

For the three months ended March 31,	2008	2007	Cumulative from Inception to March 31, 2008
Irhazer and In Gall Projects, Niger (Note 8)
Opening balance	$—	$1,097,599	$—
Project administration costs	—	42,786	442,237
Acquisition costs	—	—	223,848
Camp costs	—	6,846	17,138
Drilling	—	54,056	22,294
Environmental	—	9,852	201,902
Geological	—	173,973	88,235
Geochemistry	—	9,235	6,760
Geophysical	—	—	299,949
Line and grid cutting	—	—	20,408
Surveys	—	—	422,666
Recovery of costs	—	—	(112,797)
Interest income	—	(78,009)	(302,143)
Disposal of Irhazer and In Gall Projects (Note 9)	—	—	(1,330,497)
Activity during the period	—	218,739	—
Closing balance	$—	$1,316,338	$—
North Rae Uranium Project, Canada (Note 4(c))
Opening balance	$2,999,163	$889,200	$—
Camp costs	8,907	80,000	41,077
Drilling	62,667	—	348,043
Environment	5,726	—	8,776
Geophysical	—	3,360	191,337
Geochemical	—	—	5,062
Geology	24,083	—	1,717,089
Exploration	—	—	716,190
Staking	69,442	—	155,472
Acquisition costs	30,000	—	210,354
Professional fees	4,000	1,658	62,464
Survey costs	—	—	63,435
Administration	3,687	5,104	21,880
Interest income	(74,368)	(23,691)	(407,872)
Activity during the period	134,144	66,431	3,133,307
Closing balance	$3,133,307	$955,631	$3,133,307

The accompanying notes are an integral part of these consolidated financial statements.

8

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and
Deferred Exploration Expenditures
(Expressed in Canadian Dollars)
(Unaudited)

For the three months ended March 31,	2008	2007	Cumulative from Inception to March 31, 2007
Daniel Lake Uranium Project, Canada (Note 4(d)
Opening balance	$350,304	$—	$—
Staking	6,421	37,044	46,681
Professional fees	12,130	2,285	14,915
Acquisition costs	36,018	75,000	163,772
Survey costs	5,490	—	225,095
Geophysical	—	400	4,220
Geochemistry	—	—	760
Geology	6,589	—	14,607
Administration	1,096	—	2,284
Interest income	(24,161)	(30,160)	(95,476)
Activity during the period	43,583	84,569	393,887
Closing balance	$393,887	$84,569	$393,887
TOTAL	$5,581,422	$4,623,509	$5,581,422

The accompanying notes are an integral part of these consolidated financial statements.

9

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

1.    NATURE OF OPERATIONS

NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (the ‘‘Company’’ or ‘‘NWT’’) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants (‘‘CICA’’) Accounting Guideline 11 ‘‘Enterprises in the Development Stage’’, is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of March 31, 2008, the Company has interests in Canada, Niger and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain financing necessary to complete development of the properties, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at March 31, 2008, the Company had cash of $481,853 (2007 – $13,542,269), short-term investments of $11,950,061 (2007 – $0) and working capital of $9,839,503 (2007 – $13,420,037). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim consolidation financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the interim consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2008 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2008.

The consolidated balance sheet at December 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes

10

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

2.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company‘s annual audited consolidated financial statements for the year ended December 31, 2007, except as noted below. For future information, refer to the audited consolidated financial statement and notes thereto for the year ended December 31, 2007.

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section below.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section below.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2008. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

11

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

2.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk is primarily attributable to short-term investments and receivables included in other assets. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in other assets consist of goods and services tax due from the Federal Government of Canada and receivables from unrelated and related companies. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2008, the Company had a cash balance of $12,431,914 (December 31, 2007 – $13,224,013) to settle current liabilities of $ 3,948,416 (December 31, 2007 – $4,294,204). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

(a)    Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)    Foreign currency risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar and Mexican peso currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c)    Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. Financial instruments included in other assets are

12

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

2.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The Company’s investment in a publically traded mineral exploration company is accounted for on the equity basis.

As at March 31, 2008, the carrying and fair value amounts of the Company’s financial instruments are the same.

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are ‘‘reasonably possible’’ over a three month period.

Short term investments include guaranteed investment certificates which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $120,000.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

Price risk is remote since the Company is not a producing entity.

Future Accounting Pronouncements

In January 2006, the CICA Accounting Standards Board (‘‘AcSB’’) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (‘‘IFRS’’) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canada GAAP and IFRS.

3.    FIXED ASSETS

	Cost	Accumulated Amortization	Net Carrying Value March 31, 2008	Cost	Accumulated Amortization	Net Carrying Value December 31, 2007
Computer equipment	$40,571	$12,008	$28,563	$24,005	$13,556	$13,747
Furniture and fixtures	8,290	1,036	7,254	8,290	2,980	7,461
Leasehold improvements	—	—	—	—	—	—
Field equipment	761,704	142,187	619,517	761,704	114,602	647,100
Vehicles	9,786	1,834	7,952	9,786	1,468	8,318
	$820,351	$157,065	$663,286	$803,785	$127,158	$676,627

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

On a quarterly basis, management of the Company review exploration costs to ensure deferred expenditures included only costs and projects that are eligible for capitalization. Specific changes to mineral properties that occurred from January 01, 2008 to March 31, 2008 are as follows:

(a)    Picachos Project, Mexico

On July 14, 2004 the Company entered into an option agreement with RNC Gold Inc. (‘‘RNC’’) to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango,

13

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1 million on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005 the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the Picachos property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC’s remaining 50% stake in the Picachos Project. The purchase price of $20 million is payable as: $3 million at the completion of a feasibility study, then $9 million at the commencement of commercial production, and then $2 million on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

In February 2006, RNC was acquired by Yamana Gold Inc. (‘‘Yamana’’). NWT and Yamana terminated the option agreement pertaining to the Picachos Project that was signed between NWT and RNC Gold Inc. and entered into an Option Agreement on December 22, 2006 whereby NWT can earn a 70% interest in the property. Under the terms of the agreement, to earn this 70% interest NWT must incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 (paid) on the signing of a definitive option agreement (signed), and issue 1,000,000 common shares over a three-year period, including 400,000 shares to be issued within 30 days and which are subject to a four-month hold period from the issue date (issued, valued at $272,000). The remaining common shares will be issued in stages and will be subject to all required regulatory hold periods. On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and $100,000 was paid to Yamana to comply with the terms of the agreement.

NWT will act as operator of the project.

(b)    Waterbury Project, Canada

On November 9, 2005, the Company completed a formal option agreement with CanAlaska Ventures Ltd. (‘‘CanAlaska’’) to acquire up to a 75% ownership interest in nine uranium claims, collectively called the ‘‘Waterbury Project’’, in the eastern Athabasca Basin, Saskatchewan, Canada. The agreement was subsequently amended on March 30, 2007. Under the terms of the option agreement, the Company would pay, in installments, a total of $150,000 ($75,000 paid) to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska will receive a 3% net smelter royalty (NSR) and 300,000 common shares (100,000 issued in each of years 2005 and 2006, valued at $68,000 and $54,000 respectively) from the Company’s treasury to be released in stages. The Company agreed to spend a minimum of $2 million on the Waterbury Project prior to April 1, 2008.

The Company could increase its ownership to 60% by spending an additional $2 million on the property within two years of vesting its 50% interest. Thereafter, the Company could increase its stake

14

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest. During this development stage, the Company would spend an annual minimum of $500,000 at Waterbury. CanAlaska would also receive an additional 200,000 common shares from the Company’s treasury.

On November 30, 2007, management decided to terminate the Waterbury Project and focus on other projects. There was a financial penalty of $252,358 associated with the termination of the Waterbury Project, which was paid during the year ended December 31, 2007. As a result, capitalized costs of $1,639,304 were written-off in 2007.

(c)    North Rae Uranium Project, Canada

On March 2, 2006, the Company signed a letter agreement to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (‘‘Azimut’’). The ‘‘North Rae Uranium Project’’ consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares).

The Company finalized the North Rae Option Agreement with Azimut on January 9, 2007. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2.9 million in work expenditures, paying $210,000 cash ($80,000 paid) and issuing 150,000 common shares (issued and valued at $134,500) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1.0 million ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

(d)    Daniel Lake Uranium Project

On January 24, 2007, the Company entered into a definitive option agreement with Azimut to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, NWT will acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 4(f). This new property, Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3km2 or 96,445 acres (39,030 hectares).

Under the terms of the definitive option agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares (200,000 common shares issued and valued at $112,500). An initial payment of $50,000 was due within 15 days of the option agreement (paid) and $30,000 is payable upon the first anniversary of the option agreement. NWT will also spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company has committed to incur expenditures of $300,000 during the first year of the agreement ($227,000 incurred in fiscal 2007) to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold

15

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

periods. NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000.

On January 11, 2008, 100,000 common shares valued at $37,500 were issued to Azimut to comply with the definitive option agreement.

5.    COMMON SHARE PURCHASE WARRANTS

The following table represents a continuity of warrants for the three months ended March 31, 2008:

						March 31, 2008
Expiry Date	Exercise Price	January 1, 2008 Balance	Issued	Exercised	Expired	2008 Balance	Fair Value ($)
May 5, 2008	$1.15	10,572,013	—	—	—	10,572,013	3,138,900

6.    STOCK OPTIONS

The following table represents a continuity of stock options for the three months ended March 31, 2008:

	Number of Stock Options	Weighted Average Exercise Price $
Opening Balance	3,760,000	0.762
Options granted(1)	50,000	0.300
Options cancelled(2)	(50,000)	0.58
Ending Balance	3,760,000	0.758

(1)	On March 11, 2008, the Company granted 50,000 stock options to an employee, pursuant to the Company’ Stock Option Plan, at an exercise price of $0.30 per share. The options vest in stages over two years and expire on March 11, 2013. For the three months ended March 31, 2008, the impact on earnings was $2,091.
(2)	On January 4, 2008, an employee resigned. This employee had 50,000 options with an exercise price of $0.40 per share. These options have been cancelled.
(3)	During the period, $100,145 in stock based compensation from previously issued stock options was expensed.

16

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

6.    STOCK OPTIONS (continued)

As at March 31, 2008, the Company had the following stock options outstanding:

Number of Options	Exercisable Options	Exercise Price ($)	Expiry Date
80,000	80,000	0.47	August 2, 2008
1,780,000	1,780,000	0.75	October 14, 2010
650,000	650,000	0.68	May 25, 2011
250,000	125,000	0.84	January 1, 2012
200,000	100,000	0.81	April 17, 2012
200,000	50,000	0.72	June 4, 2012
200,000	50,000	1.03	July 4, 2012
250,000	62,500	0.91	July 16, 2012
100,000	25,000	0.71	August 28, 2012
50,000	—	0.30	March 11, 2013
3,760,000	2,922,500

7.    RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2008, the Company incurred $157,248 (March 31, 2007 – $92,500) for consulting and directors’ fees rendered by directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at March 31, 2008 is $20,906 (December 31, 2007 – $50,352) owing to these related parties.

During the period ended March 31, 2008, a total of $584,192 was charged to Niger Uranium Limited for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. The balance of $584,192 is receivable from Niger Uranium Limited. The Company holds a significant interest in Niger Uranium Limited and a director and an officer who is also a director of the Company are also directors of Niger Uranium Limited (See Note 8).

See Note 4(b) of the audited December 31, 2007 consolidated financial statements with respect to certain officers and directors of the Company being directors of RNC Gold Inc.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

8.    NIGER URANIUM LIMITED TRANSACTION

On June 4, 2007, NWT entered into a Joint Venture Agreement with UraMin Inc. (‘‘UraMin’’), an arm’s length party which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited (‘‘Niger Uranium’’) that will conduct an exploration program on a total of eight uranium concessions in Niger.

Pursuant to the Asset Purchase Agreement governing this arrangement, NWT received a 50% equity stake consisting of 31,955,000 shares in Niger Uranium, valued at $15,982,500, and a cash payment of $4,800,000. NWT is entitled to receive a 3% net smelter royalty on the production of

17

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

8.    NIGER URANIUM LIMITED TRANSACTION (continued)

uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which are the two properties being contributed by NWT to Niger Uranium’s portfolio. UraMin contributed the balance of six uranium properties to Niger Uranium as well as a cash payment of US$15,000,000 (C$15,982,500) in exchange for a 50% equity stake consisting of 31,955,000 shares in Niger Uranium. UraMin is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium.

On July 26, 2007, NWT and UraMin announced that they had completed the formation of Niger Uranium. Furthermore, NWT and UraMin contributed, a total of eight uranium concessions to Niger Uranium SA, which is a company that is a wholly owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19 million (C$20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling per share for a period of two years.

On closing, the private placees held a total of 23% of Niger Uranium consisting of 19,090,000 shares. NWT maintains a 38.5% interest consisting of 31,955,000 shares. UraMin’s 38.5% equity stake, which consists of 31,955,000 shares, has been distributed to the original shareholders of Uramin due to the purchase of Uramin by Areva NC. Niger Uranium has a total of 83,000,000 shares issued and outstanding.

The total consideration received by NWT for the Irhazer and In Gall Projects (Niger) was calculated as follows:

Consideration received:

Cash	$4,800,000
31,955,000 Niger Uranium Limited common shares	15,982,500
Total sale price	$20,782,500

Details of the net assets sold are summarized below:

Fixed assets, net	$191,995
Interest in exploration properties and deferred exploration properties – Irhazer and In Gall Projects, Niger	1,330,497
$1,522,492
Gain on disposition of Irhazer and In Gall Projects, Niger	$19,260,008

Niger Uranium was listed on AIM effective September 12, 2007 and released unaudited interim financial statements for the period from inception (May 21, 2007) to September 30, 2007 prepared in accordance with International Financial Reporting Standards. Niger Uranium reported a loss of US$3.048 million for this period. As Niger Uranium’s first fiscal year ended March 31, 2008 and

18

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

8.    NIGER URANIUM LIMITED TRANSACTION (continued)

audited financial statements have not been released to the public at this time, NWT will record its share of the losses of Niger Uranium at the time audited financial statements become available.

On March 20, 2008, Niger Uranium agreed to acquire up to 27,680,000 shares of Kalahari Minerals PLC (‘‘Kalahari’’), an AIM listed corporation with assets in Namibia, which would represent 17.5% of Kalahari, upon completion of a Kalahari private placement. The purchase price is 12,400,000 pounds sterling ($24.96 million), satisfied through a cash payment of 7,470,000 pounds sterling ($15 million) from Niger Uranium’s existing cash balances, and the issuance of 17,000,000 Niger Uranium shares from treasury. This share issuance subsequently dilutes NWT’s stake in Niger Uranium to approximately 32%.

As a result, NWT would have an indirect interest in Kalahari of approximately 5.6%. Kalahari’s principal asset is a 36.2% interest in Extract Resources Limited, which trades on the Australian Stock Exchange (ASX) and has uranium exploration licenses in Namibia. NWT’s subsequent interest in Extract is calculated at 2.0%. In addition to its holdings in Extract, Kalahari has property interests in the Dordabis and Witvlei copper exploration properties, located in Namibia’s Kalahari copper belt.

9.    SEGMENTED INFORMATION

The Company’s principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger. Cash and short-term investments of $12,431,914 (2007 – $13,219,118) are held in Canadian chartered banks.

	March 31, 2008	December 31, 2007
Canada	$17,813,060	$17,635,333
Mexico	2,193,010	2,129,276
Niger	16,585,323	16,577,264
	$36,591,393	$36,341,873

Substantially all of the Company’s operating expenses are incurred in Canada.

10.    Nu-Mex URANIUM CORP. TRANSACTION

On November 19, 2007, Nu-Mex Uranium Corp. (‘‘Nu-Mex’’) and the Company entered into a letter agreement (the ‘‘Letter Agreement’’) that contemplated the acquisition of NWT by Nu-Mex. The Letter Agreement required that the two companies enter into a definitive agreement no later than December 20, 2007. The proposed transaction was subject to Nu-Mex arranging a financing of not less than $10 million and up to $25 million, which was to close concurrently with the completion of the transaction. Additionally, the proposed transaction was subject to NWT’s receipt of a favourable fairness opinion.

Under the terms of the Letter Agreement the proposed transaction was expected to be effected by way of a statutory plan of arrangement (the ‘‘POA’’) under the Business Corporations Act (Ontario). It was expected that the POA would contemplate the acquisition of all of the NWT shares, directly or indirectly by Nu-Mex in exchange for Nu-Mex shares.

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NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

10.    Nu-Mex URANIUM CORP. TRANSACTION (continued)

The Letter Agreement contemplated an exchange ratio of one third (1/3) of one share of Nu-Mex common stock for every issued and outstanding common share of NWT. Any outstanding options, warrants and similar rights to acquire common shares of NWT would be exchanged for analogous options, warrants and similar rights to acquire common shares of Nu-Mex at the same exchange ratio.

On December 20, 2007, Nu-Mex and NWT announced that they entered into an arrangement agreement (the ‘‘Arrangement Agreement’’) pursuant to which Nu-Mex would acquire 100% of the securities of NWT through a court-approved plan of arrangement (the ‘‘Arrangement’’). The acquisition would be completed by way of a court-approved plan of arrangement whereby each NWT common share will be exchanged for 0.40 of a Nu-Mex common share. Any outstanding options and warrants to acquire common shares of NWT would be exchanged for analogous options and warrants to acquire common shares of Nu-Mex at the same exchange ratio.

The proposed transaction was subject to Nu-Mex arranging a financing at a minimum price of US$4.00 per common share for gross proceeds of not less than US$25,000,000. In addition, the Arrangement was subject to common shares of Nu-Mex to be issued pursuant to the Arrangement being listed on the Toronto Stock Exchange or the TSX Venture Exchange.

On February 13, 2008 Nu-Mex and NWT announced that as a result of market circumstances the companies mutually agreed to terminate the arrangement. NWT and Nu-Mex signed a termination and mutual release agreement pursuant to which each party released the other from all liabilities and obligations relating to the arrangement.

Legal fees related to review this proposed transaction amounted to approximately $315,000.

11.    NOTICE OF DEFAULT AZIMUT EXPLORATION

On December 18, 2007, Azimut Exploration Inc. (‘‘Azimut’’) delivered a Notice of Default to NWT Uranium Corporation (‘‘NWT’’) regarding a number of NWT’s specific obligations that, in Azimut’s opinion, had not been complied with pursuant to the terms of the North Rae and Daniel Lake property option agreements (collectively, the ‘‘Agreements’’).

The Notice of Default detailed NWT’s failure to fulfill certain of its core obligations as operator, including its failure to allow Azimut timely access to factual technical data, maps and reports, including a series of databases relating to exploration programs carried out on the properties, and its failure to deliver to Azimut ten (10) overdue quarterly reports pertaining to its operations on the projects.

In the Notice of Default, Azimut also expressed serious concerns regarding specific aspects of NWT’s management of the operations and the persistent failure of NWT to disclose material facts to Azimut in order to substantiate public releases of technical information.

In accordance with the provisions of the Agreements, NWT had sixty (60) days from the Notice of Default to fully remedy its default on each of the Agreements. For each instance of non compliance, such agreement shall automatically terminate following the expiry of said sixty (60) day period.

On February 1, 2008, NWT delivered a notice to Azimut in response to Azimut’s Notice of Default. The notice provided by NWT advised Azimut that all alleged defaults were without merit or

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NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

11.    NOTICE OF DEFAULT AZIMUT EXPLORATION (continued)

had been resolved in any event by issuance of the curative notice. The Option Agreements provide that no termination will occur provided such a notice is delivered within 60 days of the Notice of Default. NWT was of the opinion that the Option Agreements remain in good standing.

On February 12, 2008, Azimut announced that it considered that NWT had cured its default in respect of the North Rae and Daniel Lake properties after examination by Azimut of the extensive documentation and data submitted by NWT with its Curative Notice, Azimut considers that NWT has now satisfied its obligations.

12.    FUTURE INCOME TAX

The following table reconciles the expected income tax recovery at the statutory income tax rate of 31.5% to the amounts recognized in the statements of operations:

For the three months ended March 31,	2008
Income (loss) before taxes	$(604,780)
Expected income tax (recovery) at statutory rate	(190,500)
Share issue costs	—
Mineral properties and deferred exploration expenditures written-off	—
Stock based compensation	32,200
Exploration overhead	—
Change in tax rate	14,095
Other	—
Change in valuation allowance	—
Provision for income tax	$(144,205)

The following table reflects the future income tax assets and liabilities at March 31, 2008:

2008
Future income tax assets (liabilities):
Non-capital losses	$—
Exploration properties	(671,000)
Share issue costs	243,200
Fixed assets	(10,700)
(438,500)
Less: valuation allowance	—
$(438,500)

The Company has unclaimed share issue costs of approximately $900,000 available to reduce future taxable income. The Company also has Canadian development expenses of $520,000 and foreign exploration and development expenditures of $298,000, which under certain circumstances, may be utilized to reduce taxable income in future years.

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NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three months ended March 31, 2008

12.    FUTURE INCOME TAX (continued)

The Company believes that it has tax losses and exploration expenditures in Mexico, which, under certain circumstances may be used to offset future taxable income but cannot reasonably estimate those losses and exploration expenditures and the resulting future income tax assets at this time. Had these amounts been determinable, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

13.    SUBSEQUENT EVENTS

Niger Uranium Ltd Update:

On April 21, 2008, Niger Uranium announced that it had subscribed for 4,421,000 new ordinary shares in UrAmerica (‘‘UrAmerica Ordinary Shares’’) representing 20.89 per cent of UrAmerica’s enlarged issued share capital, at a price of US$1.093 per new UrAmerica Ordinary Share (the ‘‘Purchase’’). In addition, Niger Uranium has been issued with 4,421,000 warrants to subscribe for a further 4,421,000 new UrAmerica Ordinary Shares at an exercise price of US$1.639 per new UrAmerica Ordinary Share (the ‘‘Warrants’’) which are exercisable at any time within the next two years. Accordingly, on completion of the purchase and the exercise in full of the Warrants, Niger Uranium would own 8,842,000 new UrAmerica Ordinary Shares representing approximately 33.58 per cent. of the diluted enlarged issued share capital of UrAmerica.

The consideration for the Purchase has been satisfied by an initial cash payment of US$2.5 million (financed from the Company’s existing cash balances) and the issue of 4,664,306 new Niger Uranium Ordinary Shares representing 4.5 per cent. of Niger Uranium’s enlarged issued share capital. In aggregate, based on the closing mid-market price of 19.5 pence per Niger Uranium Ordinary Share on 18 April 2008, the total consideration for the Purchase amounts to approximately US$4.3 million. In addition, the cost to Niger Uranium of exercising all of the Warrants would be approximately a further US$7.2 million.

Following the above transactions, NWT will hold 30.5% of the 104,664,306 outstanding shares in Niger Uranium.

NWT Warrants:

The 10,572,013 outstanding warrants as at March 31, 2008, expired unexercised on May 5, 2008.

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